

06010319

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Totally Hip Technologies Inc.

*CURRENT ADDRESS 501 905 West Pender Street
Vancouver BC V6C 1L6
Canada

**FORMER NAME Totally Hip Software Inc

**NEW ADDRESS

PROCESSED
JAN 20 2006
THOMSON FINANCIAL

FILE NO. 82- 4556 FISCAL YEAR 9/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: ERS

DAT : 1/18/06

82-4556



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedule B

(place X in appropriate category)

AR/S 9-30-03

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
TOTALLY HIP TECHNOLOGIES INC.	**September 30, 2003**	**04/03/03**

ISSUER'S ADDRESS **1040 Hamilton Street, Suite 306**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6B 2R9**	**604-685-4057**	**604-685-6525**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
David Dicaire	**Chief Operating Officer**	**604-685-6525**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
davidd@totallyhip.com	**totallyhip.com**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"David Dicaire"	**DAVID DICAIRE**	**04/03/03**
"James Boyce"	**JAMES BOYCE**	**04/03/03**

(Electronic signatures should be entered in "quotations")

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Totally Hip Technologies Inc.
(formerly Totally Hip Inc.)

We have audited the consolidated balance sheets of Totally Hip Technologies Inc. (formerly Totally Hip Inc.) as at September 30, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada
February 23, 2004

"Amisano Hanson"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

TOTALLY HIP TECHNOLOGIES INC.
(formerly Totally Hip Inc.)
CONSOLIDATED BALANCE SHEETS
September 30, 2003 and 2002

		2003		(Restated – Note 14) 2002
ASSETS				
Current				
Cash	$	21,933	$	83,695
Accounts receivable – Note 10		47,262		84,392
GST receivable		8,210		6,262
Inventory		3,500		3,000
Prepaid expenses and deposits		6,076		6,000
		86,981		183,349
Capital assets – Note 3		44,081		60,798
Software technology and intellectual property rights		6		6
	$	131,068	$	244,153
LIABILITIES				
Current				
Accounts payable and accrued liabilities – Note 10	$	422,032	$	445,971
Current portion of obligation under capital lease – Note 4		2,981		5,530
Due to shareholders – Note 10		33,754		33,754
		458,767		485,255
SHAREHOLDERS' DEFICIENCY				
Share capital – Note 5		6,523,678		6,388,678
Common shares subscribed – Note 5		85,000		80,000
Contributed surplus		700,000		700,000
Deficit		(7,636,377)		(7,409,780)
		(327,699)		(241,102)
	$	131,068	$	244,153

Nature and Continuance of Operations – Note 1
Commitments – Note 5
Subsequent Events – Note 13

APPROVED BY THE DIRECTORS:

"David DiCaire" ______________________, Director

"James Boyce" ______________________, Director

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
(formerly Totally Hip Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended September 30, 2003 and 2002

	2003	(Restated – Note 14) 2002
Revenues		
Packaged software	$ 534,171	$ 635,090
Less: Cost of packaged software – Note 10	(119,999)	(136,686)
	414,172	498,404
Site licenses	9,721	93,533
Services and training – Note 10	61,228	93,319
	485,121	685,256
Administrative Expenses		
Amortization	16,317	26,405
Bad debts	14,797	50,555
Filing fees and transfer agent	14,179	17,312
Interest and bank charges	11,544	34,631
Interest on long-term debt	3,668	1,741
Marketing, travel and promotion	55,871	106,107
Office and miscellaneous	18,860	31,010
Printing and shareholder information – Note 10	13,112	15,450
Professional fees	200,563	127,319
Research and development salaries – Note 10	165,000	300,000
Rent	50,778	77,771
Salaries and consulting fees – Note 10	211,376	240,549
Telephone and internet	22,803	21,956
	798,868	1,050,806
Loss from operations before other items	(313,747)	(365,550)
Other items		
Write-off of advances receivable – Note 9	(31,370)	(234,419)
Gain on write-off of accounts payable – Note 10	139,860	247,487
Other income	91	3,061
Foreign exchange (loss) gain	(21,431)	4,005
	87,150	20,134
Net loss for the year	$ (226,597)	$ (345,416)
Basic and diluted loss per share	$ (0.03)	$ (0.13)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
(formerly Totally Hip Inc.)
CONSOLIDATED STATEMENTS OF DEFICIT
for the years ended September 30, 2003 and 2002

	2003	2002
Deficit, beginning of year, as previously reported	$ (7,367,859)	$ (7,064,364)
Prior period adjustment – Note 14	(41,921)	-
Deficit, beginning of the year, as restated	(7,409,780)	(7,064,364)
Net loss for the year	(226,597)	(345,416)
Deficit, end of year	$ (7,636,377)	$ (7,409,780)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
(formerly Totally Hip Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 2003 and 2002

	2003	(Restated – Note 14) 2002
Operating Activities		
Net loss for the year	$ (226,597)	$ (345,416)
Items not involving cash:		
Amortization	16,317	26,405
Write-off of advances receivable	31,370	234,419
Gain on settlement of accounts payable and accrued liabilities	(139,860)	(124,984)
Gain on forgiveness of accounts payable	-	(94,815)
Gain on write-off of accounts payable	-	(27,688)
	(318,770)	(332,079)
Changes in non-cash working capital items related to operations:		
Accounts receivable	37,130	15,652
Advances receivable	(31,370)	(223,419)
GST receivable	(1,948)	5,611
Inventory	(500)	-
Prepaid expenses and deposits	(76)	12,210
Accounts payable and accrued liabilities	150,921	(271,240)
Cash used in operating activities	(164,613)	(793,265)
Financing Activities		
Proceeds from issuance of shares	20,000	630,600
Common shares subscribed	85,000	80,000
Repayment to shareholders	-	(2,761)
Decrease in capital lease obligations	(2,549)	(7,462)
Cash provided by financing activities	102,451	700,377
Investing Activity		
Proceeds from disposal of capital asset	400	-
Cash provided by investing activity	400	-
Decrease in cash during the year	(61,762)	(92,888)
Cash, beginning of the year	83,695	176,583
Cash, end of the year	$ 21,933	$ 83,695

.../Cont'd.

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.

Continued

(formerly Totally Hip Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended September 30, 2003 and 2002

	2003	2002
Supplemental disclosure of cash flow information:		
Cash paid for:		
Income taxes	$ -	$ -
Interest	$ 442	$ 3,498

Non-cash Transactions – Note 7

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
(formerly Totally Hip Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 and 2002

Note 1 Nature and Continuance of Operations

Totally Hip Technologies Inc. (the "Company") was incorporated under the laws of the Province of Alberta on March 8, 1995. The company was continued under the laws of the Province of British Columbia on March 18, 1999. The Company's primary business is to develop multimedia software code for future licensing and marketing of end user versions.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. The Company has a working capital deficiency of $371,786 as at September 30, 2003 and has accumulated losses totalling $7,636,377 since inception. The Company's ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Principles of Consolidation

These consolidated financial statements include the accounts of Totally Hip Technologies Inc. and its wholly-owned active subsidiary Totally Hip Software (B.C.) Inc. and its wholly-owned inactive subsidiary 614604 B.C. Ltd. All significant inter-company transactions and balances have been eliminated.

(b) Inventories

Inventories are valued at the lower of cost and net realizable value by management. Cost is determined on the first-in first-out basis.

Note 2 Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is provided using the following methods and rates:

Equipment and furniture	20% declining balance
Computer equipment	30% declining balance
Equipment under capital leases	20% declining balance

(d) Leases

Leases are classified as capital or operating leases. A lease that transfers substantially all of the benefit and risks incidental to the ownership of property is classified as a capital lease. At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payment and the property's fair value at the beginning of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

(e) Revenue Recognition

Revenue is recognized when the products are shipped to the customer. License revenue is recognized when the license is granted to the customer and there are no continuing obligations related to the licensed product. The sale of rights to manufacture, duplicate and market software is recognized over the life of the contract or when the product has been shipped and there are no remaining obligations under the contract. Services and training are recognized when the services are rendered.

(f) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(g) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

Note 2 Significant Accounting Policies – (cont'd)

(h) Basic and diluted loss per share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(i) Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to shareholders and obligation under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

(j) Stock-based Compensation

The Company has a stock-based compensation plan (Note 5), whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after October 1, 2002.

(k) Research and Development

Research and development expenditures are expensed in the year in which they are incurred.

Note 3 Capital Assets

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Equipment and furniture	$ 36,796	$ 28,436	$ 8,360	$ 10,950
Computer equipment	211,284	182,176	29,108	41,583
	248,080	210,612	37,468	52,533
Equipment under capital leases	22,251	15,638	6,613	8,265
	$ 270,331	$ 226,250	$ 44,081	$ 60,798

Amortization of equipment under capital leases included in amortization expense for the year ended September 30, 2003 is $1,653 (2002: $2,066).

Note 4 Obligation Under Capital Leases

Future minimum lease payments on the obligation under capital lease together with the obligation due under capital lease are as follows:

	2003	2002
Total minimum lease payments	$ 3,017	$ 6,143
Less: amount representing interest	(90)	(613)
	2,981	5,530
Less: current portion	(2,981)	(5,530)
Long-term portion	$ -	$ -

The capital lease bears interest at 21.75% per annum. As at September 30, 3003, the Company is in default of the lease terms.

Note 5 Share Capital – Note 13

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:		Number	$
Balance, September 30, 2001		21,085,456	5,758,078
Share consolidation 10 old for 1 new		(18,976,913)	-
Issued for cash:			
– pursuant to a private placement	– at $0.15	4,333,331	650,000
– less: issuance costs		-	(19,400)
Balance, September 30, 2002		6,441,874	6,388,678
Issued for cash:			
– pursuant to a private placement	– at $0.1725	579,710	100,000
Pursuant to debt settlement agreements	– at $0.25	140,000	35,000
Balance, September 30, 2003		7,161,584	6,523,678

Escrow:

At September 30, 2003, there are 520,000 shares held in escrow by the Company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory bodies.

Commitments:

Stock-based Compensation:

At September 30, 2003, incentive stock options to purchase up to 149,955 common shares of the Company were outstanding to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the company's shares on the date of the grants.

Note 5 Share Capital – Note 13 – (cont'd)

Commitments: – (cont'd)

Stock-based Compensation: – (cont'd)

A summary of the incentive stock options outstanding as at September 30, 2003 and 2002 and changes during the years ending on those dates is presented below:

	2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	149,955	$2.00	1,499,545	$0.20
10 old for 1 new share consolidation	-	-	(1,349,590)	$0.20
Options outstanding and exercisable at end of the year	149,955	$2.00	149,955	$2.00

The following summarizes information about share purchase options outstanding at September 30, 2003:

Number of Options	Exercise Price	Expiry Date
75,000	$1.30	February 1, 2005
17,000	$6.50	May 12, 2005
10,800	$2.80	November 20, 2005
47,155	$1.30	December 27, 2005
149,955		

Warrants:

At September 30, 2003 the following share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
4,333,331	$0.20	August 28, 2004
579,710	$0.23	November 19, 2004
4,913,041		

Note 5 Share Capital – Note 13 – (cont'd)

Commitments: – (cont'd)

Common Shares Subscribed:

At September 30, 2003, the Company has received $55,000 in respect to a private placement for 1,200,000 (post consolidated – Note 13) units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to purchase an additional common share at $0.12 per share for a period of up to two years. The Company will pay a finders fee of $1,725. This private placement is subject to regulatory approval.

At September 30, 2003, the Company has received $30,000 in respect to a private placement for 10,000,000 (post consolidated – Note 13) units at $0.05 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to purchase an additional common share at $0.10 per share for a period of up to two years. The Company will pay a finders fee of $32,000. This private placement is subject to regulatory approval

Note 6 Income Taxes

The provision for income taxes differs from the amount computed by applying the Canadian basic statutory rates to the loss before income taxes as follows:

	2003	2002
Basic statutory and provincial income tax rates	38.0%	40.88%
Expected tax recovery on net loss	$ (86,378)	$ (141,206)
Differenced due to recognition of items for tax purposes		
Amortization	6,220	10,794
Other write-off and share issue costs	8,258	92,195
Income tax recovery	(71,900)	(37,217)
Non-capital losses carried forward	71,900	38,217
Actual income tax expense	$ -	$ -

Note 6 Income Taxes – (cont'd)

Significant components of the Company's future tax assets and liabilities which result primarily from temporary differences in the recognition of expense items for financial and income tax reporting purposes, are as follows:

	2003	2002
Future income tax assets		
Non-capital losses carried forward	$ 1,162,103	$ 1,263,572
Share issue costs	10,359	15,077
Capital losses carried forward	50,659	47,915
Total gross future income tax assets	1,223,121	1,326,564
Less: valuation allowance	(1,223,121)	(1,326,564)
Net future income taxes	$ -	$ -

The Company has claimed a valuation allowance because it is unlikely that the losses will be utilized.

Loss Carry Forwards

The Company has accumulated non-capital loss carryforwards totalling $3,048,538 which are available to offset future taxable income. These losses expire as follows:

2004	$ 1,209,290
2005	387,668
2006	577,390
2007	24,637
2008	567,452
2009	93,484
2010	188,617
	$ 3,048,538

The Company has accumulated capital loss carryforwards totalling $265,789 which may be carried forward indefinitely to apply against future years capital gains.

Note 7 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statements. During the year ended September 30, 2003, the Company issued 140,000 common shares to settle $172,865 in outstanding payables. The market value of the shares was $0.25 per share and accordingly, $35,000 was recorded as share capital and the remainder of $137,865 as a gain on settlement of accounts payable An additional $1,995 in accounts payable was written off.

Note 8 Financial Instruments

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge positions at September 30, 2003 or September 30, 2002. As at September 30, 2003, $1,556 (2002: $4,155) included in cash was held in US dollars.

Note 9 Write-off of Advances Receivable

Pursuant to a letter of intent dated August 10, 2001 and a share purchase agreement dated August 9, 2002, the Company agreed, to acquire all the issued and outstanding shares of ici Media Inc., a privately held company, for consideration consisting of 1,250,000 common shares at a deemed price of $0.10 per share for a total of $125,000. During the year ended September 30, 2003, the Company advanced $31,370 (2002: $234,419) to ici Media Inc. Management of the Company decided not to continue with the purchase and wrote-off these advances.

Note 10 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Year ended September 30, 2003	2002
Revenues – Services and training	$ (28,696)	$ -
Research and development salaries	165,000	180,000
Salaries and consulting fees	67,368	165,000
Gain on write-off of accounts payable	(2,811)	(78,182)
Cost of packaged software	-	52,626
Printing	-	5,957
	$ 200,861	$ 325,401

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

Included in accounts receivable at September 30, 2003 is $30,705 (2002: $Nil) due from a company with a common director.

Included in accounts payable and accrued liabilities at September 30, 2003 is $23,843 (2002: $26,398) due to current and former directors and officers of the Company in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 11 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

	Year ended September 30, 2003	2002
USA	57%	68%
Europe	21%	16%
Canada	14%	11%
Australia	4%	1%
Asia	4%	4%
	100%	100%

Note 12 Comparative Figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Note 13 Subsequent Events

Subsequent to September 30, 2003:

a) The Company consolidated its shares on the basis of 1 new share for 4 old shares outstanding and changed its name to Totally Hip Technologies Inc.

b) The Company received an additional $60,000 in respect to a private placement of 10,000,000 units at $0.05 per unit (see Note 5).

Note 14 Prior Period Adjustment

As at September 30, 2002, management of the Company disputed certain charges. During the year ended September 30, 2003, the matter was resolved and the Company agreed to pay an additional $41,521 interest and legal fees owing at September 30, 2002 and accordingly, has restated its operations for the year then ended.

As a result, for the year ended September 30, 2002, interest and bank charges were restated to $34,631 from $4,695, professional fees were restated to $127,319 from $115,334 and the net loss was restated to $345,416 from $303,495. As at September 30, 2002, the deficit ending was restated to $7,409,780 from $7,367,859 and accounts payable and accrued liabilities were restated to $445,971 from $404,050.

82-4556



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

_____ Schedule A

X Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
TOTALLY HIP TECHNOLOGIES INC.	**September 30, 2003**	**04/03/03**

ISSUER'S ADDRESS **1040 Hamilton Street, Suite 306**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6B 2R9**	**604-685-4057**	**604-685-6525**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
David Dicaire	**Chief Operating Officer**	**604-685-6525**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
davidd@totallyhip.com	**totallyhip.com**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"David Dicaire"	**DAVID DICAIRE**	**04/03/03**
"James Boyce"	**JAMES BOYCE**	**04/03/03**

(Electronic signatures should be entered in "quotations")

TOTALLY HIP TECHNOLOGIES INC.
(formerly Totally Hip Inc.)
YEAR END REPORT
for the year ended September 30, 2003

Schedule A: Financial Information
- See financial information attached

Schedule B: Supplementary Information

1. General and Administrative
   - See financial information attached

2. Aggregate amount of expenditures made to parties not at arm's-length
   - See Note 10 to the financial statements

3. a) During the period under review, the following common shares were issued:

Date	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission
Nov. 18/02	Private placement	579,710	$0.1725	$100,000	Cash	$Nil
Mar. 28/03	Shares for Debt	140,000	$0.25	$ 35,000	Debt	$Nil

   b) There were no share purchase options granted during the period under review.

4. Summary of securities as at the end of the quarter.
   a) Authorized and issued share capital.
      - See Note 5 to the financial statements
   b) Summary of options outstanding
      - See Note 5 to the financial statements
   c) Summary of warrants outstanding.
      - See Note 5 to the financial statements
   d) Total number of shares in escrow: 520,000

5. List of Directors and Officers: David Dicaire, COO, CFO, President and Director
   Steve Israelson, V.P. Technology and Secretary
   Selwyn Wan, V.P. Development
   Timothy Daum, Director
   Michael Shaff, Director
   James Boyce, Director
   Kirk Shaw, Director

Schedule C: Management Discussion
- See financial information attached

TOTALLY HIP TECHNOLOGIES INC.
(formerly Totally Hip Inc.)
YEAR END REPORT FORM 51
MANAGEMENT DISCUSSION
for the year ended September 30, 2003

Schedule C: Management Discussion

Operations

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip's develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

During the year ended September 30, 2003 Totally Hip focused on operating at a profitable level and sought alternative sources of revenues and increased opportunities for uses of its technology. Totally Hip also made efforts to secure additional funding through sale of its securities and sale of interests in its technology and assets to increase working capital.

The emphasis of Totally Hip's development work was on LiveStage Professional and creating opportunities to leverage its technology and assets to increase revenues and corporate opportunities.

The last year saw numerous achievements. In August 12, 2003 Totally Hip proudly released LiveStage Professional Version 4.1 for Windows. LiveStage Professional 4.1 now covers all the features required to make simple interactive virtual reality (VR) movies. The latest release also includes support for MindAvenue's award winning Axel 3D software. LiveStage Professional has become an indispensable cross-platform media integration tool used in developing powerful, cross platform interactive content. Totally Hip's latest version represents a major advance in the LiveStage Professional production environment.

Totally Hip also continued to improve its support and service operations while reducing costs by improving the customer support section of the Totally Hip website and offering enhanced services such as paid technical support.

In corporate matters, the year ended September 30, 2003 saw Totally Hip commence a corporate reorganization and securing commitments for more than $600,000 in financings through the issuance of its securities. These financings are expected to close shortly.

Description of Business

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional 4.1 gives users the combination of the best industrial strength media integration and authoring tool on the market at an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional 4.1 also uncovers a whole new set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. This version of LiveStage also introduced Fast FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional 4.1 also adds support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface was completely redesigned to emphasize working in a distinctly visual environment for greater productivity. The greatly improved look and feel adds dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime 6 not possible in other authoring environments.

Development on other products has been limited to minor upgrades to support new operating systems and versions of QuickTime due to limited development, marketing and sales capacity and budgets.

Discussion of Operations and Financial Condition

Totally Hip's fiscal year 2003 covered the twelve-month period from October 1, 2002 to September 30, 2003. Net sales/gross profit before expenses for the period were $485,121 compared to $685,256 in the previous year and gross sales were $605,120 compared to $821,942 in the previous year.

On an overall basis the net loss for the twelve months ending September 30, 2003 is $226,597 comparable to a loss of $345,416 for the same period the previous year resulting in a net loss of $0.03 per share for the period compared to a net loss of $0.13 per share for the same twelve month period of fiscal 2002.

Gross profit from sales for the twelve months period was $414,172 or 77% of gross sales compared to the previous years gross profit from sales of $498,404. Cost of goods sold does not include labor costs to generate license, service or training revenue that is included in expenses under salaries and consulting fees.

Net sales for the year including revenues from sale of licences and training were $485,121 (80% of gross sales) compared to $685,256 (83% of gross sales) in the previous year, an decrease of 3% and gross sales were $605,120 compared to $821,942 in the previous year, a decrease of 17%.

Gross sales were adversely impacted for the fiscal year by about 10% overall due to the exchange rate between the changed Canadian and US dollar as the majority of sales were in US dollars.

The 2003 sales breakdown is 88% for packaged products and 12% for services and site licenses. The majority of product sales are from LiveStage Professional.

The geographical distribution of sales revenues for 2003 is USA 57%, Europe 21%, Canada 14%, Asia 4% and Australia 4%.

Cost of goods sold for the twelve-month period ending September 30, 2003 was $119,999 compared to $136,686 for the previous year.

Administrative expenses for the twelve months ending September 30, 2003 were reduced to $798,868, compared to $1,050,806 in the previous year. Major expense reductions occurred in Research Development ($135,000), Marketing, travel and promotion ($50,236), Bad Debts ($ 35,758) and Interest and bank charges ($23,087). Professional fees increased by appropriately $73,000. The breakdown of expenses for the year are salaries and consultation fees 26%, professional fees 25%, research and development salaries 21%, marketing, travel and promotion 7%, rent 6%, telephone and internet 3%, amortization 2%, bad debts 2%, office and miscellaneous 2%, filing fees and transfer agent 2%, printing and shareholder information 2%, interest and bank charges 2%.

Research and development expenses are based on the period in which they occur and are recorded at full expense against the period they are expended.

Lack of resources due to cash flow restrictions for marketing, sales, development and research combined with general market conditions within the industry, a lack of direction or growth of the industry QuickTime software industry and associated target market severely affected the financial performance during the last fiscal year, together with the inability of the company to raise additional capital for marketing and new products contributed to the results.

During the fiscal year expenditures were limited to items of critical nature to the Company's operations and for the small research and development team. No significant marketing and sales expenses such as participating in trade shows were incurred. Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continued to work on achieving a positive cash flow and streamlining operations to reduce expenditures in the year ended September 30, 2003. Several changes were incurred including reducing engineering staff, relocating offices and general expenditure cuts.

The majority of salary and consulting fees are for the engineering staff and management consultants and sales and support staff performing daily operations functions. Programmers are paid directly and others are remunerated on a contract basis.

Totally Hip's balance sheet shows a reduction in assets from the previous year due to reduced cash and receivables. The balance sheet also shows reduced liabilities due to the recording of the shares for debt settlement. The ability to achieve profitability and cash flow restrictions may significantly hamper the company operations and the ability to continue as a going concern or meet its obligations and repay liabilities arising from normal business operations.

During the year Totally Hip abandoned the acquisition of ici Media and wrote-off $31,370 advanced to ici Media, in addition to $234,419 written off in fiscal 2002. The ici Media staff and equipment were utilized in Totally Hip operations and to generate sales recorded by Totally Hip.

Related Party Transactions

For the twelve month period ending September 30, 2003, related party transactions for research and development salaries totaled $165,000, compared to $180,000 for the same period in 2002.

For the twelve month period ending September 30, 2003, related party transactions for salaries and consulting fees totaled $67,368, compared to $165,000 for the same period in 2002 due to a smaller management team.

Liquidity and Solvency

Totally Hip ended the year on September 30, 2003 with $21,933 in cash compared to $83,695 in cash as of September 30, 2002. In order to meet obligations as they come due the low level of cash significantly affects operations.

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $131,068 as of September 30, 2003 compared with $244,153 as of September 30, 2002.

Totally Hip's liabilities at September 30, 2003 comprised of accounts payable and accrued liabilities total $422,032, compared to $445,971 at September 30, 2002.

At September 30, 2003 Totally Hip had a working capital deficiency of $371,786 compared with $301,906 at September 30, 2002.

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the year, Totally Hip settled $172,865 in debt with two creditors through the issuance of 140,000 shares in the capital of Totally Hip at a deemed price of $0.25 per share. As a result of this transaction, Totally Hip recorded $137,865 gain on settlement of account payable.

On August 1, 2003 Totally Hip announced that it agreed to a private placement of $120,000 of its securities which will consist of the sale of up to 1,200,000 units at $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at an exercise price of $0.12 per share for a period of two years. The securities will be subject to a hold period of one year from date of issuance. This private placement is subject to acceptance for filing by the TSX Venture Exchange.

For the twelve month period ending September 30, 2003, Totally Hip has not issued any stock options or received any proceeds from the exercise of existing stock options or warrants. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

Subsequent Events

Totally Hip consolidated its shares on the basis of one new for four old shares outstanding.

On December 23, 2003, Totally Hip announced that it agreed to a private placement of $500,000 of its securities which will consist of the sale of up to 10,000,000 units at $0.05 per unit, each unit consisting of one common share and one non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at an exercise price of $0.10 per share for a period of two years. The securities will be subject to a hold period of one year from date of issuance. This private placement is subject to acceptance for filing by the TSX Venture Exchange.

Outlook

Totally Hip plans to continue as one of the leading QuickTime developers and focus on development of the LiveStage Professional technology. QuickTime, continues to become more popular now that the Windows/PC version of the popular iTunes music software is available for Windows. Windows based PC users are heavily installing QuickTime to use iTunes for Windows and most new computers have QuickTime installed. Totally Hip plans to use its Quicktime and LiveStage expertise to generate increased service, consulting and paid support revenues.

In 2004 Totally Hip plans to update LiveStage Professional and incorporate OpenGL technology. This will dramatically increase the speed and capability of the graphics interface of the authoring stage. Future releases building upon this foundation will be able to incorporated 3D visualization in the development of interactive media projects.

Totally Hip has started development on its own component to be included as part of he Apple QuickTime component download program. This program allows third parties to create components, or plug-ins extending QuickTime capabilities when media requiring that functionality is encountered. QuickTime seamlessly retrieves the component from a server, installs it and then proceeds to present the media. Totally Hip is developing a custom wired action handler that extends the capabilities of QuickTime in principle areas of business interest: data storage and communication capabilities, file manipulation, real-time audio monitoring and display, printing, encryption and dynamic media within QuickTime VR panoramas. Component technology enables Totally Hip to create functionality independent of QuickTime's basic wired action handler. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media.

TOTALLY HIP TECHNOLOGIES INC.